SUITE 3500 520 3rd AVENUE S.W. CALGARY ALBERTA CANADA T2P 0R3	403 269 4884 TEL 403 476 8100 FAX vermilionenergy.com

December 10, 2012

Mr. Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Horowitz:

Re:	Vermilion Energy Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Your File Number: 000-50832

This letter is in response to your comment letter dated November 26, 2012 regarding the Form 40-F for the year ended December 31, 2011, filed by Vermilion Energy Inc. (“the Company” or “Vermilion”).  For your convenience, we have reproduced in italics your comments below followed by our response.

1.
With respect to E&E assets subject to amortization, please explain in greater detail how amortization periods are determined to support your conclusion that the E&E assets will provide economic benefit over the corresponding future periods. As part of your response, please address the following:

o Explain whether the amortization periods are determined for individual assets or groups of assets. To the extent that assets are grouped, explain how the groupings are identified and why you believe grouping is appropriate.

o Tell us how a determination that an area will be abandoned impacts the determination of the amortization period.

Response:

Vermilion has diversified international operations including five countries, of which no single country represents a majority of the consolidated groups revenue or operating income. Vermilion’s E&E programs are planned and executed at a country level due to the unique operating and geographical circumstances of each country. Accordingly, for E&E activities, an area of interest consists of one or more contiguous concessions or mineral leases in a country for which the Company carries out a coordinated E&E program.  E&E expenditures provide future benefits over the life of the mineral leases or, if applicable, the life of proven and probable reserves.  As such, E&E expenditures within such groups of assets exhibit similar characteristics and can be expected to provide the Company with similar future benefits over similar economic lives.

While not all E&E expenditures result directly in the discovery of proven reserves, many expenditures may provide the Company with valuable information that may be used to: refine an exploration program, focus efforts on another area within the operating segment, or to improve allocation of future capital to other projects within the country.  As an example, exploratory drilling at a particular location might provide technical data that suggests that reserves could be present in a nearby location rather than the original target. It is important to note, that to date, the Company’s E&E activities have been concentrated in areas exhibiting similar characteristics within each country it operates.

Vermilion considers a number of factors to determine an appropriate amortization period for E&E assets and groups of E&E assets where E&E activities have not identified the presence of sufficient hydrocarbon deposits to establish proven and probable reserves or when the area of interest is abandoned.    If an area of interest is abandoned, barring facts and circumstances in support of future benefits, then the associated E&E assets would be written off immediately.  On the other hand, if the Company plans to continue E&E activities in the area of interest in the remaining period prior to the expiration of the associated exploration license, then the amortization period would be based on: the remaining period on the license, Vermilion’s ability and intent to renew the license, existing proven and probable reserves in the area of interest and the future plans for the area of interest.

To determine the appropriate amortization periods, E&E assets are grouped based on the exploration area of interest, which represents the lowest level of disaggregation for amortization purposes.

The Company notes that an amortization period is only considered if the E&E assets are not impaired after being subject to an impairment test as prescribed by paragraph 21 of IFRS 6.

Explain the basis for your conclusion that the identification of probable reserves is sufficient to demonstrate the technical feasibility and commercial viability of extracting the related hydrocarbons and represents a basis for reclassifying E&E assets to Petroleum and Natural Gas assets.

Response:

In order for identified resources to be classified as proven and probable reserves, technical feasibility and commercial viability must first be established.

Vermilion defines reserves in accordance with National Instruments 51-101, Standards of Disclosure for Oil and Gas Activities, as issued by the Canadian Securities Administrators, and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Reserves are classified by level of certainty related to the estimate, which include the classification of “proved” and “proved and probable”.  COGEH Section 5.2, Definitions of Resources, defines reserves as follows:

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.

COGEH Section 5.3.3, Commercial Risk, further notes:

To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

The classification of the reserves as proven versus proven and probable relates to the certainty that the quantity of reserves estimated will be realized.  Probable reserves do not exist in isolation without proven reserves being first identified.  The question raised by you appears to suggest that you have interpreted the words “proven and/or probable” included in our accounting policy as policy where Vermilion transfers E&E assets to Petroleum and Natural Gas assets upon establishing probable reserves only. We confirm that our accounting policy and our application of such policy is to transfer E&E assets to Petroleum and Natural Gas assets upon establishing “proven and probable reserves”. To clarify this disclosure element, Vermilion will revise its accounting policy for E&E in the Company’s 2012 annual filings to exclude the “or” in the description of reserves.  This change is illustrated below:
“E&E assets are not depleted, and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proven and/~~or~~ probable reserves are identified. If proven and/~~or~~ probable reserves are identified as recoverable, the related E&E costs are reclassified to Petroleum and Natural Gas (“PNG”) assets pending an impairment test.  If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years.  E&E assets are subject to an impairment test at least annually, as part of the group of Cash Generating Units (“CGU’s”) attributable to the jurisdiction in which the exploration area resides.”

Explain how you define the individual cash generating units to which E&E assets are allocated and how these individual cash generating units are aggregated into groups of cash generating units.

Response:

Vermilion determines Cash Generating Units (“CGUs”) based on the Company’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets or properties.  In the determination of CGUs, Vermilion considers a number of factors, including the following: geographical proximity of the assets within a group to one another, geographical proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and transport production. E&E assets are allocated to CGUs based on the attributes of the exploration area of interest and the consistency of these assets with Vermilion’s existing CGUs.

For the purpose of assessing for impairment of E&E assets, Vermilion allocates E&E assets to the group of CGUs attributable to the jurisdiction in which the area of interest resides.   These jurisdictions are Vermilion’s operating segments as determined in accordance with IFRS 8. This level of aggregation is permitted under paragraph 21 of IFRS 6.

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated November 26, 2012.  Further, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Yours truly,

VERMILION ENERGY INC.

(Signed “Curtis W. Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

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